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[CREDIT SUISSE LOGO]
CREDIT SUISSE FIRST BOSTON CORPORATION
Eleven Madison Avenue                                     Telephone 212 325 2000
New York, NY 10010-3629

June 2, 1997

Board of Directors
Anthem Insurance Companies, Inc.
120 Monument Circle
Indianapolis, IN 46204

Dear Sirs and Madam:

     You have asked us to advise you with respect to the fairness to Anthem Insurance Companies, Inc. (the "Acquiror") from a financial point of view of the consideration to be paid by the Acquiror pursuant to the terms of the Agreement and Plan of Merger, dated as of June 2, 1997 (the "Acquisition Agreement"), among Acordia, Inc. ("Acordia"), the Acquiror and AICI Acquisition Corp. (the "Sub"). The Acquisition Agreement provides, among other things, for (i) the commencement of a tender offer (the "Tender Offer") for all of the outstanding shares of common stock, par value $1.00 per share, of Acordia (the "Acordia Common Stock") for $40.00 net to the seller in cash, and (ii) the merger (the "Merger") of the Sub with and into Acordia pursuant to which Acordia will become a wholly owned subsidiary of the Acquiror and each outstanding share of Acordia Common Stock, other than shares held in treasury by Acordia or owned by the Acquiror or any subsidiary of the Acquiror or as to which dissenters' rights have been perfected, will be converted into the right to receive $40.00 in cash.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Acquiror and Acordia, as well as the Acquisition Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by Acordia and the Acquiror, and have met with Acordia's and the Acquiror's managements to discuss the business and prospects of the Acquiror and Acordia.

     We have also considered certain financial and stock market data of Acordia, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Acquiror and Acordia and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Acordia's and the Acquiror's respective managements as to the future financial performance of the Acquiror and Acordia. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Acquiror and Acordia, nor have we been furnished with any such evaluations or appraisals. We understand that the Acquiror has entered into discussions with a third party with respect to the sale, following consummation of the transactions contemplated by the Acquisition Agreement, of all of the shares of certain subsidiary corporations and certain other assets which comprise the independent insurance brokerage and related business of Acordia. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

     We have acted as financial advisor to the Acquiror in connection with the Tender Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon the acquisition of greater than 90% of the Acordia Common Stock.

     In the past, Credit Suisse First Boston Corporation and its affiliates have provided financial advisory and underwriting services to the Acquiror and Acordia and received fees for rendering these services.
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     In the ordinary course of our business, we and our affiliates may actively trade the securities of the Acquiror and Acordia for our and their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of the Acquiror in connection with its consideration of the Tender Offer and the Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be paid by the Acquiror in the Tender Offer and the Merger is fair to the Acquiror from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION